Exhibit (a)(1)(M)

April 26, 2018

I am pleased to announce the commencement of the Option Exchange by Vince, which will give you the opportunity to exchange stock options you currently hold for replacement restricted stock units . We use stock equity awards such as stock options to motivate and retain employees such as you over time to promote our long-term financial and strategic success. However, when stock options are underwater, their motivational and retention value is diminished. We are conducting the Option Exchange at this time in an effort to restore the motivational and retention value to our equity award program by issuing restricted stock units in exchange for your outstanding options.

Enclosed herewith are:

•	Offer to Exchange, which contains detailed information about the Option Exchange;

•	An Election Form, which contains information about your specific stock options; and

•	A Notice of Withdrawal, which contains information on how to withdraw a previously completed Election Form.

When you participate in the Option Exchange, you will receive restricted stock units in replacement of your stock options. The replacement restricted stock units vest based on a predetermined schedule. When such restricted stock units vest, you will receive common stock in the same amount. The basic terms of the replacement restricted stock units are the following:

•	Grant date. May 25, 2018 (unless the offer to exchange is extended).

•	Vesting schedule. The replacement restricted stock units will vest according to the following schedule: 10% vesting on April 19; 2019; 20% vesting on April 17, 2020; 25% vesting on April 16, 2021; and 45% vesting on April 15, 2022, subject to your employment with Vince through each such date.

•	Other terms. Other terms governing the replacement restricted stock units will be pursuant to Vince’s 2013 Omnibus Incentive Plan and your grant agreement.

Please read the enclosed materials carefully for full information on the terms of the Option Exchange and the replacement restricted stock units.

The decision to participate in the Option Exchange is a personal one that should only be made after careful consideration, review of the enclosed materials and consultation with your personal tax, financial and legal advisors. I am delighted that Vince stockholders and the Board of Directors have offered you this choice and I urge you to read all of the enclosed materials carefully to come to a decision that is best for you.

If you have any questions about the Option Exchange, please send an email to optionexchange@vince.com. You may also call 646-767-5592 and leave a voice message (9:00 a.m. to 5:00 p.m. Eastern Time, Monday through Friday).

Thank you for your continued hard work and dedication.

Brendan Hoffman

Chief Executive Officer

The Option Exchange materials contain important information for employees, including the Offer to Exchange, that should be read carefully prior to making a decision whether to participate in the Option Exchange. These written materials and other related documents may be obtained free of charge from the U.S. Securities and Exchange Commission’s website at www.sec.gov.

You may obtain, free of charge, a copy of the Offer to Exchange and other materials by sending an e-mail to optionexchange@vince.com or calling 646-767-5592 and leaving a voice message (9:00 a.m. to 5:00 p.m. Eastern Time, Monday through Friday).